

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2008

Mr. Richard B. Abshire
Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Pkwy., Suite 2700
Houston, Texas 77027

> **Re: Adams Resources & Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 1-07908**

Dear Mr. Abshire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 16

Liquidity and Capital Resources, page 21

1.   We note your disclosure stating that management "generally balances" the cash
        flows needed for investment activities with cash from operations. However,
        although you state that during 2007, 2006, and 2005, cash provided by operating
        activities totaled $9,2101,000, $29,245,000, and $19,945,000, you provide no
        discussion of your balancing efforts; no explanation of why such efforts did not
        achieve balance with investing cash flows for 2007 and 2006; and no analysis of
        the underlying reasons for the significant changes in your net cash from
        operations.

        We also note that while you present a tabulation of various amounts in computing
        a measure you label "cash available for (drawn from) other uses," you provide no
        discussion indicating why you believe this measure is meaningful. Since the
        measure is based on net earnings with no adjustment for the effects of accrual
        accounting in the working capital accounts, we do not believe it is properly
        identified as cash.

        Please modify your disclosures concerning the effects of operating and investing
        cash flows on your liquidity to comply with Item 303(a)(1) of Regulation S-K,
        Instruction 5 to paragraph 303(a) of Regulation S-K, and FRC §§501.13, 13.b,
        and 13.b.1. Please also utilize a different label for your non-GAAP measure, one
        which is representationally faithful, and provide the disclosures required under
        Item 10(e) of Regulation S-K.

Critical Accounting Policies and Use of Estimates, page 24

Fair Value Accounting, page 24

2.   We note your disclosure stating that you enter into forward contracts that are
        required to be recorded at fair value in accordance with SFAS 133; and that under
        mark-to-market accounting, "significant levels of earnings" are recognized in the
        period of contract initiation, rather than the period when the service is provided
        and title passes to the customer. Please tell us your approach to valuing these
        contracts and locking in a margin at initiation for settlement at a future date;
        include details sufficient to understand the source of the margins secured at
        inception (e.g. pricing differences based on quantities purchased relative to
        quantities sold; transportation differentials for differences in purchase and
        delivery points; value added in servicing accounts), and explain how these are
        correlated with the risks of contract execution. Please also clarify whether you

are relying on the guidance in paragraph 9 of EITF 02-3, and explain your
rationale.

Financial Statements, page 29

Note 1- Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 36

3.   We note your disclosure stating that a significant portion of your crude oil
        purchases and sales qualify and have been designated as normal purchases and
        sales; and are therefore primarily recorded on a gross revenue basis in your
        financial statements. We recognize your characterization of such contracts as
        pertaining to the guidance in paragraph 10(b) of SFAS 133. However, it is
        unclear how your decision to not recognize the derivative instruments in advance
        of settlement concludes on the question of gross or net reporting. Tell us your
        rationale for reporting contracts that you believe qualify as normal purchases and
        sales on a gross revenue basis, and explain why purchases and sales associated
        with your natural gas marketing activities do not qualify for this exception; it
        should be clear how your conclusions are consistent with the guidance in EITF
        99-19 and EITF 02-3.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief